ECARX Announces Completion of the Final Tranche of US$100 million Convertible Notes
LONDON, February 10, 2026 /PRNewswire/ -- ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced that the aggregate US$100 million in convertible notes (the “2025 Notes”) contemplated by the convertible note purchase agreement entered into on November 3, 2025 (the “2025 Note Purchase Agreement”), as previously announced, have been fully subscribed as of February 9, 2026.
Pursuant to the 2025 Note Purchase Agreement, US$35 million of the 2025 Notes was purchased by the Initial Investor on November 14, 2025, and was followed by the purchase of US$25 million of the 2025 Notes by another investor on November 26, 2025. The remaining US$40 million of the 2025 Notes was purchased by a consortium of investors on February 9, 2026. All of the issued 2025 Notes have an initial conversion price of US$2.62, subject to customary adjustments set forth therein.

The US$100 million offering was jointly purchased by SPDB International (Hong Kong) Limited, ICBC International Investment Management Limited, CNCB (Hong Kong) Investment Limited, and a global investment institution.
Mr. Ziyu Shen, Chief Executive Officer and Chairman of ECARX, commented: “In 2025, we secured two major projects from Volkswagen Group and established technology partnerships with several global luxury automotive brands. This strategic capital commitment serves as a powerful endorsement of our global expansion strategy. With the completion of this transaction, we successfully refinanced US$65 million of our previous convertible notes and obtained an additional US$35 million in funding, further strengthening our capital structure. Combined with the US$45.6 million strategic investment from Geely in January 2026, we now have ample liquidity to drive our vision of becoming a leading Automotive Physical AI technology innovator.”

About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next–generation smart vehicles, from the system–on–a–chip (SoC) to central computing platforms and software. As automakers develop new vehicle architectures, ECARX is developing full–stack solutions to enhance the user experience while reducing complexity and cost.

Founded in 2017 and listed on Nasdaq in 2022, ECARX now has over 1,500 employees based in 13 major locations in China, UK, USA, Brazil, Singapore, Malaysia, Sweden and Germany. To date, ECARX products can be found in approximately 10 million vehicles worldwide.

Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words "expects", "intends", "anticipates", "estimates", "predicts", "believes", "should", "potential", "may", "preliminary", "forecast", "objective", "plan", or "target", and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX's filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Contacts:
Gillian Tiltman, Head of Investor Relations
Gillian.tiltman@ecarxgroup.com

Media Contacts:
ecarx@christensencomms.com